Exhibit (b)(3)

October 6, 2003

Melita International, Inc.

c/o Mr. Prescott Ashe

Golden Gate Capital

One Embarcadero Center #3300

San Francisco, CA 94111

COMMITMENT LETTER

$33.0 MILLION SENIOR SECURED CREDIT FACILITY

Dear Prescott:

As we, Wells Fargo Foothill, Inc. (“WFF”) understand, Melita International, Inc. (“Melita”) desires to obtain financing in order to (a) acquire the outstanding common stock of Concerto Software, Inc. (“Concerto”) (such transaction, the “Acquisition”); (b) pay the costs and fees and expenses related to consummation of the Acquisition and the merger of Bach Merger Sub, Inc., (“Merger Sub”), a wholly-owned subsidiary of Melita, into Concerto immediately thereafter with Concerto being the surviving entity (such transaction, the “Merger” and together with the Acquisition, the “Transaction”); and (c) provide for the ongoing working capital and capital expenditure needs of Melita and its subsidiaries. Immediately after consummation of the Merger, Concerto will be a wholly-owned subsidiary of Melita. For purposes of this commitment letter, prior to the consummation of the Merger, “Borrower” shall mean, collectively, Melita and each of its subsidiaries, and upon consummation of the Merger, “Borrower” shall mean, collectively, Melita and each of its subsidiaries including Concerto.

This letter establishes terms under which we commit to provide to Borrower a $33,000,000 senior secured credit facility (the “Facility”). This Facility would be based upon information known to us today concerning the Transaction. We are pleased to provide you with this commitment regarding the Facility, as further described in the Attachment A. Those matters that are not covered or made clear herein or in Attachment A are subject to mutual agreement of the parties. The terms and conditions of this letter may be modified only in writing.

Indemnification

You agree to indemnify and hold harmless WFF, each of its affiliates and each of their respective officers, directors, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), that may be incurred by or asserted against or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to this commitment letter or the loan documentation or the transactions contemplated hereby, or any use made or proposed to be made with the proceeds

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October 6, 2003

of the Facility, whether or not any proceeding with respect thereto is brought by Borrower or any of its respective affiliates, or any shareholders or creditors of the foregoing, and whether or not the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability or expense is finally determined by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

You further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to Borrower or any of its respective affiliates, or any shareholders or creditors of the foregoing, for or in connection with the transactions contemplated hereby, except to the extent such liability is finally determined by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

Costs and Expenses

In consideration of the commitment of WFF and recognizing that in connection herewith WFF is incurring costs and expenses (including, without limitation, filing and recording fees, costs and expenses of due diligence, transportation, duplication, messenger, appraisal, audit, valuation, consultant costs and expenses, and reasonable fees and disbursements of counsel), you hereby agree to pay, or reimburse WFF, on demand, for all such costs and expenses, regardless of whether any of the transactions contemplated hereby are consummated and regardless of whether they are incurred before or after the date of this commitment letter. You also agree to pay all reasonable costs and expenses of WFF (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

In consideration of the expenses described in the preceding paragraph and in order for us to commence with the due diligence process, you agree to promptly reimburse WFF for documented out-of-pocket expenses upon submission by us of one or more invoices for such loan origination costs.

Break-Up Fee

In consideration for WFF having expended considerable time and expense in connection with issuing this commitment letter, to the extent and only if Golden Gate Capital or you receive a break-up fee as a result of any failure to close the Acquisition you agree to pay to WFF a break-up fee of $100,000 (the “Break-Up Fee”), which fee shall be fully earned and non-refundable and due and payable at such time as this commitment letter terminates or expires for any reason without the closing of the Facility with WFF and upon your receipt of a break-up fee from the seller. There shall be no requirement that any portion of such Break-Up Fee be applied to Borrower’s obligations to pay costs and expenses hereunder.

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October 6, 2003

Confidentiality

By accepting this commitment letter, you agree that this commitment letter (including Attachment A) is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than your officers, directors, shareholders (and their affiliates), the sellers and their advisors, employees, accountants, attorneys and other advisors, and then only on a “need-to-know” basis (excluding potential equity co-investors, and potential subordinated debt sources, but only to the extent that such debt sources would be participating in the Facility) in connection with the transactions contemplated hereby and on a confidential basis. The foregoing notwithstanding, following your acceptance of the provisions hereof as provided below and your return of an executed counterpart of this commitment letter to us, you (i) may file a copy of this letter in any public record in which it is required by law to be filed, and (ii) may make such other public disclosures of the terms and conditions hereto as you are required by law, in the reasonable opinion of counsel, to be made.

Notwithstanding anything to the contrary, and without implying a duty of confidentiality upon WFF from any of the following, you agree that with respect to the transactions contemplated hereby, a duty of confidentiality shall not apply to the federal tax structure or federal tax treatment of such transactions, and each party hereto (and any employee, representative, or agent of any party hereto) may disclose to any and all persons, without limitation of any kind, the federal tax structure and federal tax treatment of such transactions (including all written materials related to such tax structure and tax treatment). The preceding sentence is intended to cause the transactions contemplated hereby to not be treated as having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Internal Revenue Code, and shall be construed in a manner consistent with such purpose. In addition, each party hereto acknowledges that it has no proprietary or exclusive rights to the tax structure of the transactions contemplated hereby or any tax matter or tax idea related thereto.

Information

In issuing this commitment letter, WFF is relying on the accuracy of the information furnished to it by or on behalf of Borrower and its affiliates, without independent verification thereof.

Authorization to File Financing Statements

By your signature below you hereby authorize WFF and its agents to file any and all UCC financing statements (including amendments thereto) necessary to perfect the granting to WFF of a security interest in all of Melita’s and Merger Sub’s personal property and other assets as contemplated by the transactions referenced herein. You acknowledge and agree that the filing by WFF or its agents of such financing statements in no way obligates WFF to close the

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financing transactions referenced herein and that the closing of such financing transactions shall in all events be subject to the terms of this commitment letter. Furthermore, Melita agrees to cause each guarantor of the financing transactions contemplated hereby, as WFF may request, to promptly execute and deliver to WFF a letter, in form and substance reasonably satisfactory to WFF, whereby each such person authorizes WFF and its agents to file any and all UCC financing statements (including amendments thereto) necessary to perfect the granting to WFF of a security interest in all of their respective personal property and other assets. In the event the transactions contemplated by this commitment letter are not consummated by March 15, 2004 and you have notified WFF that you do not intend to continue to seek financing from WFF, WFF shall terminate all UCC financing statements filed by WFF against Borrower, each guarantor and each of their affiliates in connection herewith.

Governing Law, Etc.

This commitment letter shall be governed by, and construed in accordance with, the law of the State of New York. This commitment letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto, but shall be superseded by definitive documentation under an executed loan agreement. This commitment letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same letter. Delivery of an executed counterpart of a signature page to this letter by telecopier shall be as effective as delivery of a manually executed counterpart of this letter. Your obligations under the paragraphs captioned “Indemnification”, “Costs and Expenses”, “Break-Up Fee”, “Confidentiality”, and “Waiver of Jury Trial” shall survive the expiration or termination of this letter, but shall be superseded by definitive documentation under an executed loan agreement.

Waiver of Jury Trial

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated by this letter or the actions of WFF or any of its affiliates in the negotiation, performance, or enforcement of this letter.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and returning it to Wells Fargo Foothill, Inc., 2450 Colorado Avenue, Suite 3000 West, Santa Monica, California 90404 (telecopier: ((310) 453-7443) at or before 5:00 p.m. (pacific standard time) on October 7, 2003. If (a) you do not sign this letter or return it by the date and time set forth above, (b) for any reason, you cease to diligently pursue negotiations towards consummating the Acquisition or a definitive purchase agreement in connection therewith, (c) you or Golden Gate receive a break-up fee as a result of any failure to close the Acquisition, or

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(d) for any reason, the Transaction is not consummated or the funding of the Facility has not occurred prior to March 15, 2004; our commitment set forth herein to provide the Facility shall automatically terminate. If you elect to deliver this letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

WELLS FARGO FOOTHILL, INC.,

By:
Name:
Title:

ACCEPTED AND AGREED TO this 6th day of October, 2003

MELITA INTERNATIONAL, INC.

By
Name:
Title:

Melita International, Inc.

October 6, 2003

ATTACHMENT A

Summary of Terms and Conditions

Senior Secured Credit Facility

Borrower:	Prior to the consummation of the Merger (as described above) Melita International, Inc. (“Melita”) and those wholly-owned subsidiaries of Melita as determined by WFF following completion of its due diligence, and, upon the consummation of the Merger, Melita and those wholly-owned subsidiaries of Melita (including Concerto Software, Inc. (“Concerto”)), as determined by WFF following completion of its due diligence.

Guarantor(s):	Melita International Ltd., a Cayman Islands company (“Parent”) and those entities determined by WFF following completion of its due diligence, which entities may include, without limitation, all subsidiaries of Melita and Parent (taking into consideration, among other things, factors such as proven adverse tax consequences resulting from a foreign guarantor’s issuance of a guaranty, on the one hand, and the effects upon WFF of excluding such guarantor, on the other hand).

Lender:	Wells Fargo Foothill, Inc. (“WFF”)

Facility:	A senior secured credit facility with a maximum credit amount of $33,000,000 (“Maximum Credit Amount”). Under the Facility, WFF would provide Borrower with a revolving line of credit (the “Revolver”), a term loan and a letter of credit sub-facility.

Revolver:	Advances under the Revolver would be available up to a maximum aggregate amount outstanding not to exceed $3,000,000.

Term Loan:	WFF would provide a Term Loan of $30,000,000 (“Term Loan”). The Term Loan would require monthly principal payments in the amount of $625,000, with all unpaid principal due on the Maturity Date.

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Notwithstanding the above, total aggregate outstandings on the Revolver and Term Loan shall not exceed an amount equal, to 2.50 (the “Multiplier”) times the Borrower’s consolidated maintenance fee related revenues for the prior 90 days, as measured monthly beginning on the first day of the first month following the Closing Date. The Multiplier would reduce on a semi-annual basis, upon mutually agreed upon terms. To the extent that the outstandings on the Revolver and Term Loan exceeded this calculation during the term of this Facility, it would require a mandatory prepayment of the Term Loan in the amount of such excess (to be applied to regularly scheduled payments in the inverse order of maturity).

Letter of Credit Subfacility:	Under the Revolver, Borrower would be entitled to request that WFF issue guarantees of payment (“Letters of Credit’) with respect to letters of credit issued by an issuing bank in an aggregate amount not to exceed $3,000,000 at any one time outstanding. The aggregate amount of outstanding Letters of Credit would be reserved against the credit availability under the Revolver.

Interest Rates:	Advances outstanding under the Revolver and the outstanding principal balance of the Term Loan would initially bear interest at the Base Rate plus 3.00 percentage points.

WFF would offer three step-downs in interest rates and letter of credit fees, described below, based upon achieving EBITDA performance levels mutually agreed upon by Borrower and WFF.

Borrower would be charged an initial letter of credit fee at a rate equal to 2.50% (plus bank issuance charges) per annum times the undrawn amount of all outstanding Letters of Credit and would be subject to the step-downs as described above.

All interest and letter of credit fees would be calculated based upon a year of 360 days for actual days elapsed. All interest and letter of credit fees would accrue from the

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closing date of the Facility (the “Closing Date”) and would be payable monthly in arrears in cash.

At no time shall any portion of the indebtedness owing under the Facility bear interest at a per annum rate less than 5.0%.

The Base Rate refers to the rate of interest announced within Wells Fargo Bank, National Association at its principal office in San Francisco as its “prime rate”.

Closing Fee:	A fee in an amount equal to $412,500 would be payable in full on the Closing Date.

Unused Revolver Fee:	A fee in an amount equal to 0.375% per annum times the unused portion of the Revolver would be due and payable monthly in arrears.

Collateral Maintenance Fee:	A fee of $15,000 for each quarter (or portion of a quarter) from and after the Closing Date up to the date on which the Facility is repaid in full, would be due and payable to WFF quarterly in arrears.

Equity Co-investment Rights:	WFF shall have the right, but not the obligation, to co-invest up to $2.0 million in cash as equity in Concerto on terms consistent with that of Golden Gate and its other co-investors, provided, however, that if WFF has not committed to so co-invest (subject to the closing of the Facility and satisfaction of all conditions precedent to the closing of the Facility in accordance with definitive loan documentation for same) within 21 days of the date hereof, Golden Gate may revoke such right (it being understood that Golden Gate shall be a third-party beneficiary of this provision solely with respect to its ability to revoke WFF’s investment right contained herein). Any such equity of Concerto so acquired by WFF shall be subject to (i) a shareholders agreement in form and substance satisfactory to WFF and Golden Gate and (ii) a registration rights agreement in form and substance satisfactory to WFF, which shall include, among other things, tag-along and drag-along rights acceptable to WFF. If WFF elects to

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make such an investment in Concerto, WFF shall be entitled to receive copies of all notice and information delivered to the members of the board of directors.

Expenses:	Borrower would agree to reimburse WFF for all of WFF’s out-of-pocket costs and expenses relating to this financing transaction, including, but not limited to, search fees, filing and recording fees, financial examination and collateral appraisal fees and expenses, and reasonable attorneys’ fees and expenses (collectively, “Expenses”). Without limiting the foregoing, Borrower would be required to pay (a) a fee of $850 per day, per analyst, plus out-of-pocket expenses, for each financial audit of Borrower performed by personnel employed by WFF, and for the establishment of electronic collateral reporting systems performed by personnel employed by WFF, and (b) the actual charges paid or incurred by WFF if it elects to employ the services of one or more third parties to perform financial audits of Borrower, establish electronic collateral reporting of Borrower, to appraise Borrower’s collateral, or to assess Borrower’s recurring revenues stream or general business value.

Use of Proceeds:	To (i) facilitate the acquisition of the stock of Concerto by Melita and the subsequent merger of Merger Sub with and into Concerto, with Concerto as the surviving entity (the “Transaction”), (ii) provide for the ongoing working capital, capital expenditure and general corporate needs of Borrower and its subsidiaries, and (iii) fund certain fees and expenses associated with the Facility.

Term:	Four years from the Closing Date (“Maturity Date”).

Prepayment Premium:	Four percent (4.0%), three percent (3.0%), two percent (2.0%), and one percent (1.0%) of the sum of i) the Maximum Revolver Amount plus ii) the then-outstanding amount of the Term Loan, during the first, second, third and fourth years following the Closing Date, respectively.

If the Facility were prepaid with the proceeds of a private placement of subordinated debt or equity, an initial public

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offering, or a sale of substantially all of the assets or stock to an unaffiliated person, the prepayment premium would be reduced by one-half.

Collateral:	With possible exceptions as discussed below, WFF shall have a first priority perfected security interest in all of Borrower’s and Guarantor’s (and their subsidiaries’) now owned or hereafter created property and assets including, but not limited to, accounts, customer contracts, inventory, equipment, chattel paper, documents, instruments, copyrights, trademarks, and patents and related rights, general intangibles (including contract rights), intellectual property, deposit accounts, cash and cash equivalents, and investment property (including equity interests in subsidiaries), and all proceeds and products thereof, with exceptions to be mutually agreed upon (including taking into consideration factors such as proven adverse tax consequences effecting the pledgor that would result from the pledge of stock or assets of its foreign subsidiaries, on the one hand, and the effects upon WFF of excluding such collateral, on the other hand). In addition, to the extent required by WFF, WFF shall receive such third party agreements or consents as WFF may reasonably require to the extent obtainable after the exercise of good faith efforts, provided, however, that notwithstanding anything to the contrary contained in the foregoing, WFF reserves its right to institute reserves, lower advances rates, and modify eligibility standards as a result of not receiving any such third party agreements or consents.

Collection:	Borrower would direct all of its domestic customers to remit all payments to deposit accounts some of which would be subject of tri-party agreements among Borrower, WFF, and the depositary banks and would be required promptly to remit any payments received by it to these deposit accounts. The terms and conditions of the tri-party agreements would need to be acceptable to WFF. Collections would be subject to a one business day clearance charge.

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Financial Covenants:	Borrower would be required to maintain minimum levels of EBITDA, a maximum level of WFF debt to recurring maintenance revenues, and would be subject to a limitation on annual capital expenditures. The levels for each of the foregoing would be based upon Borrower’s projected operating performance.

Financial Reporting:	Customary for WFF’s loans of this type and those additional deemed appropriate by WFF for this transaction including monthly financial statements and annual audited financial statements and projections.

Documentation:	Customary for WFF’s loans of this type and such additional documentation as is reasonably deemed appropriate by WFF for this transaction. Without limiting the foregoing, the loan documentation will provide WFF with the right from time to time to establish reserves against the credit availability under the Revolver and shall otherwise be acceptable to the WFF.

Covenants:	Affirmative and negative covenants customary for WFF’s loans of this type, together with those additional reasonably deemed appropriate by WFF for this transaction.

Events of Default:	Customary for WFF’s loans of this type and those additional reasonably deemed appropriate by WFF for this transaction including, without limitation, cross-defaults to Borrower’s other indebtedness.

Representations and Warranties:	Customary for WFF’s loans of this type and those additional reasonably deemed appropriate by WFF for this transaction.

Conditions Precedent to Closing:	Customary for WFF’s loans of this type and those additional deemed appropriate by WFF for this transaction, including the following:

a) completion of legal due diligence (including, but not limited to, a legal counsel review of corporate structure, material agreements and acquisition and merger

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agreements), the results of which are to be satisfactory to WFF and its legal counsel,

b) review of Borrower’s monthly and year-to-date financial statements and operating performance through the most recent month ended period prior to the closing, with the results of such review to be materially consistent with Borrower’s business plan and financial projections presented to WFF on September 29, 2003,

c) review of Borrower’s capital structure immediately prior to the closing which structure, to the satisfaction of WFF (unless otherwise agreed by WFF), shall be materially consistent with the capital structure presented to WFF in that certain September 29, 2003 business plan,

d) completion of updated field audits of the books and records of Melita and Concerto, the results of which are to be reasonably satisfactory to WFF,

e) UCC, tax lien, and litigation searches (including receipt of UCC searches to reflect WFF’s first priority security interest in the assets of Borrower), and company background checks, the results of which are satisfactory to WFF,

f) customary individual background checks of Borrower’s key operating management, the results of which are satisfactory to WFF,

g) Golden Gate, Oak Investment, and an equity partner to be determined to invest a minimum of $54,000,000 of new cash equity into the Transaction, with currently existing equity (in a minimum amount of $45,000,000) of Golden Gate and Oak Investment in Parent to remain subsequent to the merger of Merger Sub with and into Concerto, with evidence of the consummation of same and the terms and conditions of same to be satisfactory to WFF and its counsel,

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h) availability under the Facility, plus unrestricted cash and cash equivalents of Borrower (subject to a control agreement in favor of WFF) at closing, after giving effect to the initial use of proceeds and reserving for accounts payable aged greater than 60 days, of not less than $10,000,000,

i) legal documentation, including security agreements, control agreements, landlord waivers, pledge agreements, intercreditor agreements, subordination agreements, bailee agreements, financing statements and opinions of counsel to Borrower and guarantors to be satisfactory to WFF,

j) Receipt of the required amount of Concerto’s shareholder’s approval for the Transaction and the closing of the Transaction,

k) Receipt of any necessary regulatory approvals for the transaction, including Hart-Scott-Rodino approval,

l) Receipt of junior secured term debt in the amount of $30,000,000 in conjunction with the Transaction, on terms satisfactory to WFF, with WFF to be provided with a satisfactory executed intercreditor agreement from such junior debtholders which agreement shall provide, among other things, for the payment in full of all of WFF’s obligations prior to the repayment of any of the junior secured debt, with the exception of current interest payments to be allowed upon mutually agreed terms and conditions, and

m) No material adverse change in the business, operations or financial condition of either (i) Concerto and its subsidiaries taken as a whole, or (ii) Parent and its subsidiaries and Concerto and its subsidiaries, taken as a whole.

Scheduled Closing Date:	Transaction to close on or before March 15, 2004.